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NS Transaction in Own Shares

TRANSACTION IN OWN SHARES

UNILEVER PLC

Released 07:00:07 01 April 2025

RNS Number : 0189D
Unilever PLC
01 April 2025

TRANSACTIONS IN OWN SECURITIES

01 April 2025

Unilever PLC (the "**Company**") announces today that it has purchased the following nu ordinary shares on the London Stock Exchange from Goldman Sachs International ("**th**
The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchase:	31 March 2025
Number of ordinary shares purchased:	30,000
Highest price paid per share:	GBP 46.3000
Lowest price paid per share:	GBP 46.0200
Volume weighted average price paid per share:	GBP 46.1380

Such purchases form part of the Company's existing share buy-back programme and we pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date.

Following the purchase of these shares, Unilever holds 62,374,277 of its ordinary share and has 2,506,173,542 ordinary shares in issue (excluding treasury shares).

Aggregated information

Trading venue	Volume weighted average price (GBP)	Aggregated volum
LSE	46.1380	30,000
BATS	0.0000	0
Chi-X	0.0000	0
Turquoise	0.0000	0
Aquis	0.0000	0

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the Market Abuse Regulation), a full breakdown of the individual trades made by the Brok the Company as part of the buy-back programme is detailed below:

Quantity bought	Price (GBP)	Trading Venue	Tin
289	46.07	XLON	1
533	46.07	XLON	1
597	46.07	XLON	1
252	46.07	XLON	1
31	46.05	XLON	1
798	46.05	XLON	1
17	46.08	XLON	1
255	46.08	XLON	1
262	46.10	XLON	1
258	46.15	XLON	1
257	46.09	XLON	1
230	46.07	XLON	1
25	46.07	XLON	1
254	46.07	XLON	1
254	46.05	XLON	1
252	46.08	XLON	1

256	46.07	XLON	1
100	46.04	XLON	1
288	46.08	XLON	1
47	46.08	XLON	1
102	46.07	XLON	1
52	46.07	XLON	1
150	46.07	XLON	1
161	46.07	XLON	1
82	46.07	XLON	1
186	46.07	XLON	1
291	46.10	XLON	1
280	46.09	XLON	1
268	46.02	XLON	1
252	46.02	XLON	1
262	46.04	XLON	1
252	46.04	XLON	1
173	46.09	XLON	1
291	46.07	XLON	1
274	46.11	XLON	1
271	46.10	XLON	1
259	46.12	XLON	1
33	46.13	XLON	1
376	46.14	XLON	1
198	46.14	XLON	1
331	46.19	XLON	1
326	46.17	XLON	1
260	46.16	XLON	1
255	46.15	XLON	1
262	46.17	XLON	1
200	46.15	XLON	1
60	46.15	XLON	1
251	46.16	XLON	1
20	46.14	XLON	1
369	46.15	XLON	1
374	46.13	XLON	1
29	46.11	XLON	1
371	46.10	XLON	1
313	46.13	XLON	1
283	46.12	XLON	1
281	46.21	XLON	1

111	46.21	XLON	1
168	46.21	XLON	1
267	46.26	XLON	1
274	46.30	XLON	1
264	46.28	XLON	1
261	46.20	XLON	1
260	46.22	XLON	1
263	46.23	XLON	1
271	46.26	XLON	1
264	46.26	XLON	1
86	46.25	XLON	1
178	46.25	XLON	1
258	46.25	XLON	1
261	46.26	XLON	1
260	46.20	XLON	1
259	46.17	XLON	1
256	46.23	XLON	1
258	46.25	XLON	1
255	46.27	XLON	1
238	46.28	XLON	1
21	46.28	XLON	1
254	46.27	XLON	1
259	46.20	XLON	1
261	46.20	XLON	1
255	46.23	XLON	1
254	46.22	XLON	1
252	46.18	XLON	1
251	46.17	XLON	1
258	46.16	XLON	1:
97	46.10	XLON	1:
158	46.10	XLON	1:
259	46.07	XLON	1:
263	46.10	XLON	1:
264	46.08	XLON	1:
255	46.06	XLON	1:
253	46.06	XLON	1:
260	46.06	XLON	1:
261	46.07	XLON	1:
263	46.13	XLON	1:
266	46.14	XLON	1:

273 46.13 XLON 15 265 46.11 XLON 15 339 46.17 XLON 15 274 46.15 XLON 15 30 46.15 XLON 15 310 46.18 XLON 15 213 46.18 XLON 15 89 46.18 XLON 15 312 46.14 XLON 15 307 46.16 XLON 15 316 46.17 XLON 15 24 46.17 XLON 16 297 46.17 XLON 16 309 46.20 XLON 16 315 46.18 XLON 16 309 46.16 XLON 16 315 46.17 XLON 16 304 46.15 XLON 16 306 46.14 XLON 16 252 46.12 XLON 16 258 46.12 XLON 16 10 46.14 XLON 16 99 46.14 XLON 16 99 46.14 XLON 16 92 46.14 XLON 16 286 46.12 XLON 16 29 46.12 XLON 16 316 46.12 XLON 16 24 46.06 XLON 16 299 46.06 XLON 16 324 46.05 XLON 16 176 46.05 XLON 16 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.